Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Chuo Mitsui Trust Holdings, Inc.

Subject Company: The Sumitomo Trust and Banking Co., Ltd.

Commission File Number: 132-02705

Dated November 9, 2010

To whom it may concern

November 9, 2010

Chuo Mitsui Trust Holdings, Inc.

The Sumitomo Trust and Banking Co., Ltd.

Notice regarding the filing of a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission

Chuo Mitsui Trust Holdings, Inc. (hereinafter “CMTH”) and The Sumitomo Trust and Banking Co., Ltd. (hereinafter “STB”) (collectively, the “Parties”) hereby announce that CMTH has filed a registration statement on Form F-4 (hereinafter “Form F-4”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) in connection with their proposed management integration (the “Management Integration”). CMTH filed the Form F-4 with the U.S. Securities and Exchange Commission (hereinafter the “SEC”) on November 8, 2010 (U.S. Eastern Standard time).

The Form F-4 includes consolidated financial statements of CMTH and STB prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”), as well as qualitative information such as the structure of the Management Integration, business overview of CMTH and STB, and analysis of the financial condition and results of operations of the Parties. The consolidated financial statements based on IFRS were prepared for the purpose of filing the Form F-4 with the SEC in connection with the Management Integration. When IFRS is formally introduced in Japan in the future, the accounting policies may differ from those applied in preparing the financial statements included in the Form F-4.

While an annual report on Form 20-F, which will include consolidated financial statements based on IFRS for the fiscal year 2010, is planned to be filed with the SEC pursuant to the U.S. Securities Exchange Act of 1934, as amended, CMTH currently plans to terminate its reporting obligations with the SEC as soon as the conditions for such termination are met.

A copy of the registration statement on Form F-4 can be viewed and obtained on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

(http://www.sec.gov/Archives/edgar/data/1475365/000095012310102116/0000950123-10-102116-index.htm)

(End)

[Reference]

Major financial information of CMTH and STB based on IFRS included in Form F-4

[CMTH]

(1)	Consolidated Statement of Financial Position (Condensed) (FY2008 and FY2009)
(2)	Consolidated Income Statement (Condensed) / Consolidated Statement of Comprehensive Income (Condensed) (FY2008 and FY2009)
(3)	Unaudited Reconciliation of Accounting Treatments between Japanese GAAP and IFRS (FY2009)

[STB]

(4)	Consolidated Statement of Financial Position (Condensed) (FY2008 and FY2009)
(5)	Consolidated Income Statement (Condensed) / Consolidated Statement of Comprehensive Income (Condensed) (FY2008 and FY2009)
(6)	Unaudited Reconciliation of Accounting Treatments between Japanese GAAP and IFRS (FY2009)

[STB, CMTH combined]

(7)	Unaudited Pro Forma Combined Condensed Financial Information (FY2009)

The short-form excerpts of financial statements and other information from the Form F-4 are for Japanese investors’ reference purposes only, and do not purport to represent the entire facts disclosed in the Form F-4.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

•	failure of the parties to agree on some or all of the terms of business combination;

•	failure to obtain a necessary shareholder approval;

•	inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;

•	changes in laws or accounting standards, or other changes in the business environment relevant to the parties;

•	challenges in executing our business strategies;

•	the effects of financial instability or other changes in general economic or industry conditions; and

•	other risks to consummation of the transaction.

Additional Information and Where to Find It

Chuo Mitsui Trust Holdings, Inc. has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd. The Form F-4 contains a prospectus and other documents. The prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus, as they may be amended from time to time, contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4 the prospectus and all other documents filed with the SEC in connection with the business combination is available, free of charge, on the SEC’s web site at http://www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the business combination is made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.

<Attachment 1>

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONDENSED)

<IFRS>

Chuo Mitsui Trust Holdings, Inc.

(Billions of yen)

(The amounts in the table are rounded down)

	(March 31, 2009)	(March 31, 2010)
Assets:
Cash and deposits with banks	239.8	268.4
Call loans	23.7	10.8
Cash collateral on securities borrowed and reverse repurchase agreements	8.8	1.5
Financial assets held for trading other than derivatives and those designated at fair value	155.9	136.4
Derivative financial assets	232.3	203.4
Investment securities (note)	4,610.0	4,225.0
Loans and advances	9,831.0	9,710.8
Investment in associates and joint ventures	22.6	21.9
Property and equipment	143.8	141.7
Intangible assets	63.5	68.4
Current income tax assets	5.9	3.4
Deferred income tax assets	259.7	186.1
Other assets	267.3	340.2

Total assets	15,864.9	15,318.6

Liabilities:
Deposits	9,421.3	9,064.7
Call money	253.4	306.1
Cash collateral on securities lent and repurchase agreement	1,255.6	1,702.6
Financial liabilities designated at fair value	2.8	2.0
Derivative financial liabilities	240.0	191.9
Due to trust accounts	25.5	21.3
Due to investors of trust accounts	1,891.3	1,568.2
Debt securities issued	373.3	233.9
Borrowings	1,704.0	1,228.5
Current income tax liabilities	3.0	4.6
Deferred income tax liabilities	2.9	10.8
Retirement benefit obligations	5.7	5.7
Other liabilities	228.9	134.3

Total liabilities	15,408.4	14,475.3

Equity attributable to owner of the parent:
Share capital	161.4	261.6
Capital surplus	(66.3)	33.7
Retained earnings	155.2	244.7
Other reserves	19.8	117.4
Treasury shares	(0.2)	(0.2)

Total Equity attributable to owner of the parent	269.8	657.2
Non-controlling interest	186.7	185.9

Total equity	456.5	843.2

Total liabilities and equity	15,864.9	15,318.5

(note) Including those pledged as collateral.

<Attachment 2>

CONSOLIDATED INCOME STATEMENT (CONDENSED)

<IFRS>

Chuo Mitsui Trust Holdings, Inc.

(Billions of yen)

(The amounts in the table are rounded down)

	From April 1, 2008 to March 31, 2009	From April 1, 2009 to March 31, 2010
Interest income	232.8	203.7
Interest expenses	104.5	72.8

Net interest income	128.2	130.8

Fee and commission income	126.4	112.8
Fee and commission expenses	15.3	21.0

Net fee and commission income	111.1	91.8

Net gains/ (losses) on financial instruments classified as held for trading and those designated at fair value through profit or loss	(80.4)	13.0
Net investment income	50.8	46.9
Other operating income	10.1	12.3

Total of other income (loss)	(19.3)	72.4

Total of income	220.0	295.1

General and administration expenses	131.9	129.8
Impairment charges	163.6	19.8
Other operating expenses	19.3	19.4

Operating expenses	315.0	169.0

Share of profit (loss) in associates and joint ventures	1.1	(0.5)
Operating profit (loss) before tax	(93.9)	125.5

Income tax expenses	50.6	21.4

Profit (loss) for the year	(144.5)	104.1

Profit (loss) attributable to:
Owners of the parent	(149.0)	97.3
Non-controlling interests	4.4	6.7

Profit (loss) for the year	(144.5)	104.1

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONDENSED)

<IFRS>

Chuo Mitsui Trust Holdings, Inc.

(Billions of yen)

(The amounts in the table are rounded down)

	From April 1, 2008 to March 31, 2009	From April 1, 2009 to March 31, 2010
Profit (loss) for the year	(144.5)	104.1
Other comprehensive income (loss)
Net gains / (losses) on available for sale financial assets	(221.8)	165.4
Net gains / (losses) on cash flow hedges	(0.0)	(0.1)
Exchange differences on translation of foreign operations	(1.9)	0.4
Share of other comprehensive loss of associates and joint ventures	(0.0)	(0.0)
Income tax benefit / (expense) relating to components of other comprehensive income	88.9	(68.0)

Other comprehensive income (loss) for the year, net of tax	(134.9)	97.8

Total comprehensive income (loss) for the year	(279.4)	201.9

Total comprehensive income (loss) attributable to:
Owners of the parent	(284.3)	194.9
Non-controlling interests	4.8	6.9

Total comprehensive income (loss) for the year	(279.4)	201.9

<Attachment 3>

RECONCILIATION OF ACCOUNTING TREATMENTS

BETWEEN JAPANESE GAAP AND IFRS

(UNAUDITED)

Chuo Mitsui Trust Holdings, Inc.

(Billions of yen)

(The amounts in the table are rounded down)

(March 31, 2010)	Total equity
CMTH’s total equity under Japanese GAAP	846.5

Adjustments to accounting differences
Scope of consolidation and derecognition of transferred financial assets	(22.3)
Financial instruments -Loans and advances	(7.1)
Financial instruments other than loans and advances	36.9
Property and equipment	8.6
Retirement benefit obligations	(50.0)
Other	0.2
Tax effect of the above	12.9
Recoverability of deferred income tax assets	17.3

CMTH’s total equity under IFRS	843.2

(From April 1, 2009 to March 31, 2010)	Net profit
CMTH’s net income under Japanese GAAP	46.8

Adjustments to accounting differences
Scope of consolidation and derecognition of transferred financial assets	2.5
Financial instruments -Loans and advances	(1.4)
Financial instruments other than loans and advances	10.4
Property and equipment	0.0
Retirement benefit obligations	11.2
Reclassification from equity to liabilities	(1.0)
Other	0.9
Recoverability of deferred income tax assets	26.9
Less profit (loss) attributable to non-controlling interests	7.6

CMTH’s net income under IFRS	104.1

The significant differences between Japanese GAAP and IFRS in “Total Equity” and “Net Profit” are described as follows.

1. Scope of Consolidation

IFRS requires SPEs (Special Purpose Entity) that are deemed under substantial control to be consolidated, therefore, certain entities, such as securitization vehicles, that have not been consolidated under Japanese GAAP were consolidated under IFRS. As such, principal guaranteed trusts were consolidated as entrusted assets being assets and trust principals being principal guaranteed trust certificates after offsetting with due to trust accounts.

2. Loans and advances

(1) Allowance for impaired loans and advances

Under Japanese GAAP, DCF method is applied for certain exposure in possible bankruptcy or requiring close observation, exceeding a predetermined threshold. However under IFRS, DCF method is applied for all individually significant loans with objective evidence of impairment, without any threshold in amount.

In addition, under Japanese GAAP, collective allowance is set aside at rates derived from historical loan loss experiences, while, under IFRS, collective allowance is set aside for losses that are expected to be potentially incurred at the reporting date.

(2) Loan related fees and expenses

Received fees and paid expenses which are directly related to loan origination are accounted for in an accrual basis under Japanese GAAP, however under IFRS, such fees and expenses are considered a part of interest and amortized over the life of the loans.

3. Investment Securities

(1) Impairment

Under Japanese GAAP, held-to-maturity bonds and available-for-sale securities are generally written-off when the market value is significantly declined except when the recovery is evident. However, under IFRS, in the cases of held-to-maturity and available-for-sale debt securities, a deterioration on the estimated future cash flows, and in the case of equity securities, a significant or prolonged decline in the fair value below its cost, are the objective evidence of impairment resulting in the recognition of impairment losses.

(2) Fair values

It is permissible under Japanese GAAP to mark securities at cost whose market value is significantly difficult to determine. However under IFRS, all securities classified as available-for-sale or designated fair value through profit or loss are to be measured at fair value in principle, including unlisted equity securities.

4. Derivatives

(1) Hedge accounting

CMTH does not apply hedge accounting under IFRS due to the differences in eligibilities between Japanese GAAP and IFRS.

(2) Embedded derivatives

There are some differences in the separation criteria under Japanese GAAP and IFRS. CMTH reassessed the treatment of hybrid instruments under IFRS.

5. Retirement benefit obligations

Under Japanese GAAP, actuarial differences are amortized within the period less than the expected years of future service. However under IFRS, actuarial differences are initially charged to the retained earnings at the date of transition to IFRS, and subsequent difference is amortized when it exceeds certain range.

6. Reclassification from equity to liabilities

Under IFRS, the preferred shares, whole of which are treated as equity under Japanese GAAP, are considered to be compound financial instruments, consisting of both liability and equity components. The debt component is measured at amortized cost using the effective interest method.

This accounting difference has been removed since all the preferred shares were mandatorily converted into ordinary shares.

7. Recoverability of deferred income tax assets

Under Japanese GAAP, the length of period used to estimate future taxable profit is limited to certain years.

However, IFRS does not provide any explicit limitation on the length of period.

<Attachment 4>

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONDENSED)

<IFRS>

The Sumitomo Trust and Banking Co., Ltd.

(Billions of yen)

(Amounts less than one tenth of a billion are rounded down)

	(March 31, 2009)	(March 31, 2010)
Assets:
Cash and deposits with banks	668.1	1,027.8
Call loans	29.8	112.4
Cash collateral on securities borrowed	295.9	—
Financial assets held for trading	710.0	551.1
Derivative financial instruments	4,027.3	3,130.9
Investment securities (note)	4,790.0	3,949.5
Loans and advances	13,494.6	13,780.8
Investment in associates and joint ventures	33.8	48.3
Property and equipment	225.0	217.1
Intangible assets	86.5	158.3
Deferred tax assets	212.6	80.5
Other assets	386.4	385.0

Total assets	24,960.7	23,442.1

Liabilities:
Deposits	14,170.2	14,585.7
Call money	133.1	79.5
Cash collateral on securities lent and repurchase agreements	1,236.7	601.7
Financial liabilities held for trading	2.7	7.3
Derivative financial instruments	3,751.4	2,827.4
Due to trust accounts	77.5	83.3
Principal guaranteed trust certificates	762.4	655.0
Debt securities issued	1,465.8	1,186.8
Borrowed funds	1,540.3	1,383.2
Current tax payable	9.2	8.1
Deferred tax liabilities	4.4	17.6
Retirement benefit obligations	8.6	9.2
Other liabilities	556.4	555.4

Total liabilities	23,719.5	22,000.7

Equity:
Share capital	287.5	342.0
Capital surplus	242.5	297.0
Retained earnings	370.9	429.0
Other reserves	(53.3)	70.9
Treasury shares	(0.4)	(0.4)

Total equity attributable to equity holders of the Sumitomo Trust	847.2	1,138.6
Minority interest	393.9	302.8

Total equity	1,241.2	1,441.4

Total liabilities and equity	24,960.7	23,442.1

(note) Including those pledged as collateral.

<Attachment 5>

CONSOLIDATED INCOME STATEMENT (CONDENSED)

<IFRS>

The Sumitomo Trust and Banking Co., Ltd.

(Billions of yen)

(Amounts less than one tenth of a billion are rounded down)

	From April 1, 2008 to March 31, 2009	From April 1, 2009 to March 31, 2010
Interest income	391.9	293.9
Interest expenses	195.7	107.8

Net interest income	196.2	186.1
Provision for credit losses	97.1	27.7

Net interest income after provision for credit losses	99.0	158.3

Fee and commission income	146.3	147.9
Fee and commission expenses	26.5	26.3

Net fee and commission income	119.7	121.6

Net gains (losses) on financial instruments held for trading	(56.2)	83.5
Net other operating income	222.9	35.0

Other income	166.6	118.5

Total income	385.5	398.5

Impairment losses on investment securities	113.4	16.5
General and administration expenses	193.1	201.4
Other expenses	39.4	35.2

Operating expenses	346.0	253.2

Share of gains of associates and joint ventures	2.2	1.4

Profit before income tax expenses	41.7	146.7
Income tax expenses	26.4	64.6

Net profit	15.2	82.1

Net profit attributable to:
Equity holders of the Sumitomo Trust	6.8	69.3
Minority interest	8.3	12.7

Net profit	15.2	82.1

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONDENSED)

<IFRS>

The Sumitomo Trust and Banking Co., Ltd.

(Billions of yen)

(Amounts less than one tenth of a billion are rounded down)

	From April 1, 2008 to March 31, 2009	From April 1, 2009 to March 31, 2010
Net profit	15.2	82.1
Other comprehensive income (losses):
Net gains (losses) on available-for-sale financial assets	(303.3)	212.4
Unwinding of cash flow hedges transferred to profit or loss	(3.6)	(3.3)
Foreign currency translation differences for foreign operations	(6.7)	(0.4)
Share of other comprehensive income (losses) of associates and joint ventures	(4.6)	0.3
Income tax (expenses) benefits relating to components of other comprehensive income	131.3	(84.4)

Other comprehensive income (losses), net of tax	(187.0)	124.5

Total comprehensive income (losses)	(171.7)	206.6

Total comprehensive income (losses) attributable to:
Equity holders of the Sumitomo Trust	(180.0)	193.6
Minority interest	8.2	13.0

Total comprehensive income (losses)	(171.7)	206.6

<Attachment 6>

UNAUDITED RECONCILIATION OF SELECTED ACCOUNTING TREATMENTS

BETWEEN JAPANESE GAAP AND IFRS

The Sumitomo Trust and Banking Co., Ltd.

(Billions of yen)

(Amounts less than one tenth of a billion are rounded down)

(Year ended March 31, 2010)	Total equity	Net profit
Japanese GAAP	(note 1) 1,449.9	(note 2) 66.7

Adjustments to accounting differences
Scope of consolidation	5.8	15.3
Investment securities	12.1	(36.5)
Derivative financial instruments	2.9	30.0
Loans and advances	8.7	(32.3)
Provision for credit losses	29.8	(27.1)
Intangible assets	(8.7)	31.6
Goodwill	(27.8)	31.3
Retirement benefit obligations	(38.5)	11.5
Lease accounting	15.8	(6.2)
Others	2.1	0.6
Tax effects of the above	(21.3)	8.6
Income taxes	12.5	(7.2)

IFRS	1,441.4	82.1

(note 1) Including minority interest of 301.8 billion yen.

(note 2) Including minority interest of 13.5 billion yen.

The significant differences between Japanese GAAP and IFRS in “Total equity” and “Net profit” are described as follows.

1. Scope of consolidation

IFRS requires SPEs (Special Purpose Entities) that are deemed under substantial control to be consolidated, therefore, a part of securitization vehicles and investment funds that have not been consolidated under Japanese GAAP were consolidated under IFRS. As such, principal guaranteed trusts were consolidated as entrusted assets being assets and trust principals being principal guaranteed trust certificates after offsetting with due to trust accounts.

2. Investment securities

(1) Impairment

Under Japanese GAAP, held-to-maturity bonds and available-for-sale securities are generally written-off when the market value significantly declines unless its recovery is evident. However, under IFRS, a deterioration of estimated future cash flows in the cases of held-to-maturity and available-for-sale debt securities, and a significant or prolonged decline in the fair value of the security below its cost in the case of equity securities, are among the objective evidence of impairment that incur impairment losses. This resulted in the different sales profit and loss for the year ended March 31, 2010, because some impairment losses recorded due to the market decline under Japanese GAAP for the year ended March 31, 2009 were not considered impairments under IFRS.

(2) Fair values

While it is permissible under Japanese GAAP to mark equity securities at cost whose market value is exceptionally difficult to determine, all securities classified as available-for-sale are to be measured at fair value in principle, including unlisted equity securities under IFRS.

3. Derivatives

STB does not apply hedge accounting under IFRS due to the differences in eligibilities between Japanese GAAP and IFRS.

4. Loans and advances

(1) Provision for credit losses

Under Japanese GAAP, DCF method is applied for debtors above certain exposure limit who are rated as requiring careful monitoring or at risk of bankruptcy. However under IFRS, DCF method is applied for debtors with objective evidence of impairment. In addition, general allowance is set aside for expected losses for the next one to three years depending on credit rating under Japanese GAAP, however, collective allowance is set aside for unrecognized losses that are deemed incurred at the reporting date under IFRS. As for the year presented, net profit decreased because reversal of allowance under Japanese GAAP exceeded that under IFRS.

(2) Loan related fees and expenses

Received fees and paid expenses which are directly related to loan transactions are accounted for in an accrual basis under Japanese GAAP, however under IFRS, such fees and expenses are considered a part of interest and amortized over the life of the loans.

5. Intangible assets

(1) Goodwill

Under Japanese GAAP, goodwill is amortized regularly over a period not exceeding 20 years, and tested for impairment based on undiscounted cash flows only when there is an indication of impairment, and the impairment is recognized if necessary. However under IFRS, while goodwill is not subject to periodical amortization, it is subject to an annual impairment testing based on discounted cash flows and written-off if the carrying amount exceeds value in use.

(2) Intangible assets recognized through acquisition of subsidiaries

Intangible assets that are identifiable in the newly acquired subsidiaries are capitalized on the statement of financial position separately from goodwill, and are amortized regularly.

6. Retirement benefit obligations

Under Japanese GAAP, actuarial differences are amortized within the expected average remaining working lives. However under IFRS, entire actuarial differences are initially charged to the retained earnings at the date of transition to IFRS, and subsequent difference is amortized when it exceeds certain range.

<Attachment 7>

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Unaudited combined condensed pro forma financial information was prepared assuming the execution of the share exchange in accordance with the provisions set by the SEC.

The unaudited pro forma combined condensed financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what STB and CMTH’s financial position and results of operations actually would have been had the share exchange been completed at the dates indicated. In addition, the unaudited pro forma combined condensed financial information does not purport to project the future financial position and operating results of the combined company nor illustrates accounting treatment under Japanese GAAP after the business combination.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF FINANCIAL POSITION

<IFRS>

Chuo Mitsui Trust Holdings, Inc.

The Sumitomo Trust and Banking Co., Ltd.

(Billions of yen)

(Amounts less than one tenth of a billion are rounded down)

(March 31, 2010)	Historical STB	Historical CMTH (note 1)	Pro Forma Adjustments		Pro Forma Combined
Assets:
Cash and deposit with banks	1,027.8	268.4	35.3	(a)	1,331.6
Call loans	112.4	10.8	315.0	(a)(c)	438.3
Cash collateral on securities borrowed	—	1.5	—		1.5
Financial assets held for trading (note 2)	551.1	136.4	—		687.5
Derivative financial instruments	3,130.9	203.4	—		3,334.4
Investment securities	3,949.5	4,233.0	683.6	(a)(b)	8,866.2
Loans and advances	13,780.8	9,710.8	51.0	(b)(c)	23,542.7
Investment in associates and joint ventures	48.3	21.9	(38.5	) (a)	31.7
Property and equipment	217.1	141.7	(38.2	) (a)(b)	320.5
Intangible assets	158.3	68.4	105.4	(a)(b)(e)(f)	332.2
Deferred tax assets	80.5	186.1	(12.4	) (a)(d)(g)	254.2
Other assets	385.0	343.6	(17.8	) (a)(b)(c)	710.8

Total assets	23,442.1	15,326.5	1,083.4		39,852.1

Liabilities:
Deposits	14,585.7	9,064.7	88.4	(a)(b)	23,738.8
Call money	79.5	306.1	(65.0	) (c)	320.6
Cash collateral on securities lent and repurchase agreements	601.7	1,702.6	—		2,304.4
Financial liabilities held for trading (note 2)	7.3	2.0	—		9.4
Derivative financial instruments	2,827.4	199.9	—		3,027.3
Due to trust accounts	83.3	21.3	978.6	(a)	1,083.3
Principal guaranteed trust certificates	655.0	1,216.1	—		1,871.1
Debt securities issued	1,186.8	233.9	3.0	(b)	1,423.8
Borrowed funds	1,383.2	1,580.6	14.9	(a)(b)(c)	2,978.7
Current tax payable	8.1	4.6	—		12.7
Deferred tax liabilities	17.6	10.8	15.1	(a)(d)	43.7
Retirement benefit obligations	9.2	5.7	0.9	(a)(b)	15.9
Other liabilities	555.4	134.3	30.7	(a)(c)(g)	720.5

Total liabilities	22,000.7	14,483.3	1,066.9		37,550.9

Equity:
Share capital	342.0	261.6	(342.0	) (h)	261.6
Capital surplus	297.0	33.7	537.0	(h)	867.7
Retained earnings	429.0	244.7	(81.0	) (g)(h)(i)	592.7
Other reserves	70.9	117.4	(117.4	) (h)	70.9
Treasury Shares	(0.4)	(0.2)	0.7	(h)	—

Total equity attributable to equity holders of STB, CMTH, and Pro Forma Combined	1,138.6	657.2	(2.8)		1,793.0
Non-Controlling interests	302.8	185.9	19.2	(a)	508.1

Total equity	1,441.4	843.2	16.4		2,301.1

Total liabilities and equity	23,442.1	15,326.5	1,083.4		39,852.1

(note 1)	Certain reclassification adjustments are included to conform CMTH’s financial accounts to STB’s financial account line presentation.
(note 2)	Including “Financial assets (liabilities) designated at fair value through profit or loss(*)”
(*)	Financial instruments designated at fair value through profit or loss;
They are the assets (liabilities) other than the ones held in trading account that recognize the change in their fair values as net profit and not as other comprehensive income.

<Attachment 7>

UNAUDITED PRO FORMA COMBINED CONDENSED INCOME STATEMENT

<IFRS>

Chuo Mitsui Trust Holdings, Inc.

The Sumitomo Trust and Banking Co., Ltd.

(Billions of yen)

(Amounts less than one tenth of a billion are rounded down)

(From April 1, 2009 to March 31, 2010)	Historical STB	Historical CMTH (note 1)	Pro Forma Adjustments		Pro Forma Combined
Interest income	293.9	203.7	(6.0	) (a)(b)	491.6
Interest expenses	107.8	72.8	(20.2	) (a)(b)	160.4

Net interest income	186.1	130.8	14.1		331.1
Provision for credit losses	27.7	10.8	—		38.6

Net interest income after provision for credit losses	158.3	119.9	14.1		292.5

Fee and commission income	147.9	112.8	9.6	(a)(c)	270.4
Fee and commission expenses	26.3	21.0	(16.2	) (a)(c)	31.1

Net fee and commission income	121.6	91.8	25.8		239.2

Net gains on financial instruments held for trading (note 2)	83.5	13.0	—		96.5
Net other operating income	35.0	59.3	0.0	(a)	94.5

Other income	118.5	72.4	0.0		191.0

Total income	398.5	284.2	40.1		722.9

Impairment losses on investment securities	16.5	8.9	—		25.5
General and administration expenses	201.4	129.8	23.5	(a)(b)(c)	354.7
Other expenses	35.2	19.4	11.4	(a)(d)	66.1

Operating expenses	253.2	158.1	34.9		446.4

Share of gains (losses) of associates and joint ventures	1.4	(0.5)	(0.1	) (a)	0.7

Profit before income tax expenses	146.7	125.5	4.9		277.2
Income tax expenses	64.6	21.4	2.1	(a)(d)(e)	88.1

Net profit	82.1	104.1	2.8		189.0

Net profit attributable to:
Equity holders of STB, CMTH, and Pro Forma Combined	69.3	97.3	2.7		169.4
Non-Controlling interests	12.7	6.7	0.0	(a)	19.6

Net profit	82.1	104.1	2.8		189.0

(note 1)	Certain reclassification adjustments are included to conform CMTH’s financial accounts to STB’s financial account line presentation.
(note 2)	Including “Net losses on financial instruments designated at fair value through profit or loss(*)”
(*)	Financial instruments designated at fair value through profit or loss;
They are the assets (liabilities) other than the ones held in trading account that recognize the change in their fair values as net profit and not as other comprehensive income.

<Attachment 7>

Basis of preparation and adjustments for the unaudited pro forma combined condensed financial information

Chuo Mitsui Trust Holdings, Inc.

The Sumitomo Trust and Banking Co., Ltd.

1. Basis of preparation of the unaudited pro forma combined condensed financial information

(1)	The unaudited pro forma combined condensed statement of financial position has been derived from the IFRS-based individual historical consolidated statements of financial position of STB and CMTH as of March 31, 2010 and major adjustments from consolidation procedures as if the share exchange between STB and CMTH had occurred on March 31, 2010.

The unaudited pro forma combined condensed income statement has been derived from the IFRS-based individual historical consolidated income statements of STB and CMTH for the fiscal year ended March 31, 2010 (from April 1, 2009 to March 31, 2010) and major adjustments from consolidation procedures as if the share exchange between STB and CMTH had occurred on April 1, 2009.

(2)	The unaudited pro forma combined condensed financial information has been prepared using the acquisition method of accounting in accordance with the revised version of IFRS 3 “Business Combinations” effective for business combinations for which the acquisition date is in annual periods beginning on or after July 1, 2009. In preparing the unaudited pro forma combined condensed financial information, STB is treated as the acquirer for financial reporting purposes in accordance with the above-mentioned provision.

(3)	For the unaudited pro forma combined condensed financial information, additional liabilities and costs that may be incurred but unable to be properly measured in connection with the business combination have not been contemplated herein. In addition, any effect of cost savings, operating synergies, and revenue enhancements of the company after the business combination have not been reflected as well.

2. Adjustments to the unaudited pro forma combined condensed statement of financial position

(note) Following adjustments are based on IFRS and provisions set by the SEC and do not necessarily agree with the accounting treatment under Japanese GAAP.

(a) Change in the scope of consolidation

To incorporate the assets and liabilities of entities that are newly consolidated due to the combined majority ownership of STB and CMTH. These entities have been historically accounted for as investments in associates by both STB and CMTH, such as Japan Trustee Services Bank, Ltd.

(b) Fair value adjustments for the identifiable assets acquired and liabilities assumed

To adjust the value of investment securities, loans and advances, property and equipment, computer software, other assets predominantly related to prepaid pension expenses, deposits, debt securities issued, borrowed funds, and retirement benefit obligations to recognize the assets acquired and liabilities assumed at their estimated fair value.

(c) Inter-company transactions

To eliminate pro forma inter-company receivables and payables as of March 31, 2010.

(d) Deferred income taxes

To record tax effects arising from the pro forma adjustments, except for those which resulted from (g) transaction costs below at the effective tax rate.

(e) Intangible assets

To reflect the recognition of CMTH’s estimated intangible assets based on fair value. Intangible assets primarily represent CMTH’s client relationships and contracts.

(f) Goodwill

To eliminate the historical goodwill balance included within CMTH’s financial statements as of March 31, 2010.

(g) Transaction costs

To record a liability and income tax effect for estimated unpaid transaction costs directly related to the share exchange that is expected to be incurred.

(h) Equity: Following adjustments are based on the terms of the share exchange agreement.

(1)	Capital and Capital surplus: Adjusted as follows.

•	To eliminate CMTH’s historical share capital and capital surplus.

•	To reclassify STB’s historical share capital in excess of CMTH’s historical share capital to capital surplus according to the share exchange agreement.

•	To retire STB’s historical treasury shares and record estimated consideration to be transferred (note) to capital surplus.

(2)	Retained earnings: To eliminate CMTH’s historical retained earnings.

(3)	Other reserves: To eliminate CMTH’s historical other reserves.

(4)	Treasury shares: To eliminate CMTH’s historical treasury shares and retire STB’s historical treasury shares.

(i) Excess of net assets over consideration

To recognize the excess (negative goodwill) of the pro forma fair value of net assets acquired over estimated consideration to be transferred (note) as a result of the business combination as an adjustment to retained earnings in the unaudited pro forma combined condensed statement of financial position. Above mentioned excess, being a non-recurring gain, is not recognized as an immediate profit in the unaudited pro forma combined condensed income statement.

(note) Estimated using the exchange ratio of 1.49 CMTH common shares for each common share of STB, and 441 yen as STB’s market share price as of October 29, 2010.

3. Adjustments to the unaudited pro forma combined condensed income statement

(note) Following adjustments are based on IFRS and provisions set by the SEC and do not necessarily agree with the accounting treatment under Japanese GAAP.

(a) Change in the scope of consolidation

To incorporate the results of operations of entities that are newly consolidated due to the combined majority ownership of STB and CMTH. These entities have been historically accounted for as investments in associates by both STB and CMTH, such as Japan Trustee Services Bank, Ltd.

(b) Fair value adjustments for the identifiable assets acquired and liabilities assumed

(1)	Investment securities, and loans and advances: To adjust interest income resulting from the subsequent amortization of adjustments to estimated fair value.

(2)	Property and equipment, and computer software: To adjust depreciation expense resulting from the adjustments to estimated fair value.

(3)	Intangible assets: To record incremental amortization expense related to the intangible assets recognized.

(4)	Deposits, debt securities issued, and borrowed funds: To adjust interest expenses resulting from the subsequent amortization of adjustments to estimated fair value.

(c) Inter-company transactions

To eliminate pro forma inter-company income and expenses for the year ended March 31, 2010.

(d) Non-recurring costs

To eliminate transaction costs incurred during the fiscal year ended March 31, 2010, which are directly attributable to the share exchange, but are not expected to have a continuing impact on the combined company’s results of operations.

(e) Income tax expenses

To record estimated tax effects arising from the pro forma adjustments based on the effective tax rate.